FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant's Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM THE MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 14TH OF DECEMBER 2012

1.            DATE, TIME AND PLACE: On the 14th of December, 2012, at 2:00 p.m., at the registered offices of Companhia Brasileira de Distribuição (the "Company"), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company's Charter. Mr. Abilio dos Santos Diniz, Mr. Pedro Paulo Falleiros dos Santos Diniz, Ms. Geyze Marchesi Diniz, Mr. Jean‐Charles Henri Naouri, Mr. Antoine Marie Remi Lazars Giscard d'Estaing, Mr. Jean Louis Bourgier, Mr. Eleazar de Carvalho Filho, Mr. Roberto Oliveira de Lima, Mr. Luiz Augusto de Castro Neves, Mr. Pedro Henrique Chermont de Miranda, Mr. Guilherme Affonso Ferreira, Mr. Fábio Schvartsman, Mr. Arnaud Strasser and Mr. Ulisses Kameyama were present. Also presente, as guests, Mr. Enéas Pestana, Mr. Christophe José Hidalgo, Mr. José Roberto Coimbra Tambasco, Mr. Vitor Fagá, Mr. Fernando Zancopé, Mr. Antônio Ramatis Rodrigues, Mr. Edson Kawabata, Ms. Daniela Sabbag and Mr. André Rizk.

4.            AGENDA: (i) issuance of shares under the Company's stock option program; (ii) Executive Management Board (Diretoria): (a) election of the members of the Executive Management Board; (b) changes in the titles of positions on the Executive Management Board; (c) determination of the areas of responsibility of the Officers; and (d) establishment of the form of representation of the Company; (iii) consider the guidance to be given by the Board of Directors, so that the Company may conduct works, studies and analyses required to determine the conditions and measures for the Company to migrate to the "Novo Mercado" special listing segment of BM&FBOVESPA, according to the proposal submitted by the Chairman of the Board of Directors; (iv) election of Mr. Abilio dos Santos Diniz to the Human Resources and Compensation Committee, replacing Director Pedro Paulo Falleiros dos Santos Diniz; (v) election of the members who will compose the Corporate Governance Committee of the Company. The following persons were nominated: (a) by Mr. Arnaud Strasser, Vice-Chairman of the Board of Directors of the Company (by letter sent on December 4, 2012): (i) Mrs. Maria Helena dos Santos Fernandes Santana, as External Member and Chair of the Committee, and (ii) the following members of the Company's Board of Directors: Mr. Luiz Augusto de Castro Neves, Mr. Guilherme Affonso Ferreira, Mr. Roberto Oliveira de Lima, and Mr. Arnaud Strasser himself; (b) by Mr. Abilio dos Santos Diniz, Chairman of the Board of Directors, in lieu of one of the members nominated above by Mr. Arnaud Strasser, at the Board's discretion, Mr. Abilio dos Santos Diniz himself; and (vi) review, discussion and approval of the proposed text of the Internal Regulations of the Company's Corporate Governance Committee, submitted by Mr. Arnaud Strasser, Vice-Chairman of the Company's Board of Directors.

5.            RESOLUTIONS: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and approved the following resolutions:

5.1.        In view of the exercise of A4 Silver and Gold, A5 Silver and Gold, and A6 Silver and Gold Series stock options within the Company's Stock Option Plan (the "Plan"), approved the General Meeting held on the 20th of December 2006, the board members unanimously approved the Company's capital increase, within the authorized capital increase set forth in Article 6 of the Company's Charter, in the amount of R$2,440,757.00 (two million, four hundred and forty thousand, seven hundred and fifty seven Reais), corresponding to 104,200 (one hundred and four thousand and two hundred) preferred shares issued by the Company, divided as follows:

(i) 6,479 (six thousand, four hundred and seventy nine) preferred shares, at the issuance price of R$46.49 (forty six Reais and forty nine cents) per share, determined in accordance with the Plan, in the total amount of R$301,208.71 (three hundred and one thousand, two hundred and eight Reais and seventy one cents), in connection with the exercise of A4 Silver Series;

(ii) 25,977 (twenty five thousand, nine hundred and seventy seven) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$259.77 (two hundred and fifty nine Reais and seventy seven cents), in connection with the exercise of A4 Gold Series;

(iii) 17,160 (seventeen thousand, one hundred and sixty) preferred shares, at the issuance price of R$54.69 (fifty four Reais and sixty nine cents) per share, determined in accordance with the Plan, in the total amount of R$938,480.40 (nine hundred and thirty eight thousand, four hundred and eighty Reais and forty cents), in connection with the exercise of A5 Silver Series;

(iv) 17.153 (seventeen thousand, one hundred and fifty three) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$171.53 (one hundred and seventy one Reais and fifty three cents), in connection with the exercise of A5 Gold Series;

(v) 18,719 (eighteen thousand, seven hundred and nineteen) preferred shares, at the issuance price of R$64.13 (sixty four Reais and thirteen cents) per share, determined in accordance with the Plan, in the total amount of R$1,200,449.47 (one million, two hundred thousand, four hundred and forty nine Reais and forty seven cents), in connection with the exercise of A6 Silver Series; and

(vi) 18,712 (eighteen thousand, seven hundred and twelve) preferred shares, at the issuance price of R$0.01 (one cent) per share, determined in accordance with the Plan, in the total amount of R$187.12 (one hundred and eighty seven Reais and twelve cents), in connection with the exercise of A6 Gold Series.

The preferred shares issued as a consequence of the capital increase shall have the same characteristics and conditions and shall be entitled to the same rights and benefits as the existing preferred shares, in accordance with the Company's Charter.

5.1.1. Consequently, the Company's share capital, which was in the amount of R$6,707,594,576.31 (six billion, seven hundred and seven million, five hundred and ninety four thousand, five hundred and seventy six Reais and thirty one cents), is now in the amount of R$6,710,035,333.31 (six billion, seven hundred and ten million, thirty five thousand, three hundred and thirty three Reais and thirty one cents), fully subscribed and paid in, divided into 263,409,965 (two hundred and sixty three million, four hundred and nine thousand, nine hundred and sixty five) shares with no par value, 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) of which are common shares and 163.730.114 (one hundred and sixty three million, seven hundred and thirty thousand, one hundred and fourteen) of which are preferred shares.

5.2.        As regards the composition and duties of the Executive Management Board (Diretoria), the directors unanimously approved the following resolutions:

5.2.1.     To appoint, as Wholesale Businesses Officer, Belmiro de Figueiredo Gomes, Brazilian, divorced, commercial employee, with ID number RG nº 52.699.074-0, SSP/SP, with Taxpayer Registration Number (CPF/MF) registered under the number 805.421.589-49; and, as Real State Businesses Officer, Alexandre Gonçalves Vasconcellos, Brazilian, divorced, business administrator, with ID number CRA nº 2.025.855-1, with Taxpayer Registration Number (CPF/MF) registered under the number 237.670.147-34, both residents in the Capital of São Paulo State, with business address at Av. Brigadeiro Luis Antônio, 3172, Jardim Paulista, ZIP Code: 01402-901, both with a term of office maturing on May 5, 2014. The appointed Officers declared, under the penalties of law, that they are not charged with any of the crimes defined in law that would prevent them from performing commercial activities, and are aware of the provisions of article 147 of Law No. 6.404/76. The Officers will take office upon execution of investiture instrument registered with the relevant book of registry. The Chairman clarified that the elected Officers who have maintained their condition of employees of the Company may waive their compensation as managers and opt to maintain their salary.

5.2.2.     To modify the titles of the Board of Officers' positions, without modifying their terms of office, as follow: (i) Vitor Fagá de Almeida, from Investors Relations Officer to Corporate Relations and Investors Relations Officer; and (ii) Paulo Gualtieri, from Management Control Officer to Management Control and Strategic Planning Officer.

5.2.2.1. Due to the resolutions above and in light of the resignation of Mr. Antônio Ramatis Fernandes Rodrigues as Executive Vice-President of Commercial Strategy, Supply Chain and IT, the composition of the Executive Management Board is ratified and consolidated as follows: Chief Executive Officer: Eneas César Pestana Neto; Executive Vice-President of Retail Business: José Roberto Coimbra Tambasco; Corporate Relations and Investors Relations Officer: Vitor Fagá de Almeida; Management Control and Strategic Planning Officer: Paulo Gualtieri; Corporate Services and Financial Officer: Christophe José Hidalgo; Wholesale Businesses Officer: Belmiro de Figueiredo Gomes; Real State Businesses Officer: Alexandre Gonçalves Vasconcellos; and IT Officer: Andelaney Carvalho dos Santos.

5.2.2.2. The position of Personnel Officer shall remain temporarily filled by the Chief Executive Officer, Enéas César Pestana Neto.

5.2.3.     Pursuant to paragraph 1 of Article 24 of the Company's Charter, determine the specific duties of each Officer of the Company, in addition to those already set forth in the Charter: (1)

5.2.3.     Pursuant to paragraph 1 of Article 24 of the Company's Charter, determine the specific duties of each Officer of the Company, in addition to those already set forth in the Charter: (1)  Executive Vice-President of Retail Business: (a) Responsible for the definition of the positioning and the strategy of brands of retail food business, with a medium and long term planning vision, under the formats, categories and regions dimensions; (b) Responsible for the satisfaction and retaining of clients; (c) Responsible for consumer, business, market and competitors knowledge; (d)  Responsible for the drugstores and gas stations businesses;(2) Corporate Relations and Investors Relations Officer: (a) Responsible for the Company's strategy of sustainability and social responsibility; (b) Responsible for the Company's communication strategy with the press (external environments); (c)  Responsible for the relationship with the class associations and government agencies, to protect the interests of the Company; (d) Act with the relevant consumer protection agencies; (e) Coordinate, manage, direct and supervise the Company's work of market relations, as well as represent it before the Brazilian and American Securities Exchange Commissions, shareholders, investors, Stock Exchange, the Brazilian Central Bank and other agencies related to activities in the capital market; (3) Management Control and Strategic Planning Officer: (a) Ensure the vision and execution of the budget process at all levels of management of the Company; (b) Accompany the results of each business/area and support managers signalling deviations and opportunities for decision making; (c) Responsible for the development of the management system;(d) Prepare the Company's Strategic Planning and follow its execution; (4) Corporate Services and Financial Officer: (a) Carry out the financial and tax planning of the group; (b) Responsible for treasury management, capital structure, dividend policy and preparation of reports, accounting records and financial statements, and (c) Define performance and negotiation strategy for the purchase of indirect products for the Company's enterprises;(5) Wholesale Businesses Officer: (a) Responsible for the definition of the positioning and the strategy of brands of wholesale food business, with a medium and long term planning vision, under the formats, categories and regions dimensions; (b) Responsible for the satisfaction and retaining of clients; and(c) Responsible for consumer, business, market and competitors knowledge;(6) Real State Businesses Officer: (a) Develop the strategy to be followed by the Company in identifying properties for acquisition or lease, for the purpose of installing future stores; (b) Responsible for the strategic plans, studies and projects as regards the property used by the Company; and (c) Evaluate construction work projects and renovation and expansion costs for the Company's stores; (7) Supply Chain Officer: (a) Develop analysis and make recommendations for the technologic platform to be used for efficiency and operations productivity gains; (b) Responsible for defining guidelines for the sharing of the logistics infrastructure, supply optimization and distribution; and (c) Develop analysis and recommend short, medium and long term investment plan; (8) IT Officer:(a) Define and align policies and guidelines for matters of information technology for all the Company´s businesses; and(9) Personnel Officer: (a) Define guidelines for all Human Resources management processes for all of the Company's businesses; (b) Strengthen the culture and transversal values of the Company, acting as guardian of the organizational culture; and (c) Responsible for the management (career and remuneration) of the Company's executives in a centralized manner.

5.2.4.     (a) Pursuant to paragraph 1 of Article 29 of the Company's Charter, indicate the Officers José Roberto Coimbra Tambasco, Paulo Gualtieri, Christophe José Hidalgo, Alexandre Gonçalves Vasconcellos or  Vitor Fagá de Almeida, to, jointly with another Officer or with the Chief Executive Officer, represent the Company in the appointment of attorneys-in-fact; (b) Pursuant to paragraph 2 of Article 29 of the Company's Charter, indicate the Officers José Roberto Coimbra Tambasco, Paulo Gualtieri, Christophe José Hidalgo, Alexandre Gonçalves Vasconcellos or  Vitor Fagá de Almeida, to, in a combination of 3 (three), being one of them the Chief Executive Officer, represent the Company in acts that result in the acquisition, encumbrance or disposal of assets, including real estate properties, as well as in the appointment of attorneys-in-fact to carry out such acts; (c) Pursuant to paragraph 3, ‘a' of Article 29 of the Company's Charter, indicate the Officers José Roberto Coimbra Tambasco, Paulo Gualtieri, Christophe José Hidalgo, Alexandre Gonçalves Vasconcellos or  Vitor Fagá de Almeida, to, jointly with another Officer, represent the Company in acts of management; and (d) Pursuant to paragraph 3, ‘b' of Article 29 of the Company's Charter, indicate the Officers Enéas César Pestana Neto, José Roberto Coimbra Tambasco, Paulo Gualtieri, Christophe José Hidalgo, Alexandre Gonçalves Vasconcellos or  Vitor Fagá de Almeida, to jointly with an attorney-in-fact, represent the Company in acts of management.

5.3.        The directors rejected, with two (2) abstentions, four (4) favorable votes and eight (8) contrary votes, the proposal that the Company conduct works, studies and analyses required to determine the conditions and measures for the Company to migrate to the "Novo Mercado" special listing segment of BM&FBOVESPA.

5.4.        The directors unanimously approved the proposal to elect Mr. Abilio dos Santos Diniz to the Human Resources and Compensation Committee, replacing Director Pedro Paulo Falleiros dos Santos Diniz.

5.5.        The directors approved, with three (3) abstentions, three (3) contrary votes and eight (8) favorable votes, the proposal to elect the members who will compose the Corporate Governance Committee of the Company referred to in item (v) (a) of the Agenda, and the following persons were appointed: (i) as External Member and Chair of the Committee, Ms. Maria Helena dos Santos Fernandes Santana, and (ii) the following members of the Board of Directors: (a) Mr. Luiz Augusto de Castro Neves, (b) Mr. Guilherme Affonso Ferreira, (c) Mr. Roberto Oliveira de Lima and (d) Mr. Arnaud Strasser.

5.6.        The directors approved the proposed text of the Internal Regulations of the Company's Corporate Governance Committee, with two (2) abstentions, three (3) contrary votes and nine (9) favorable votes, in the form of the draft submitted with the call notice.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 14th of December, 2012. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean‐Charles Henri Naouri, pp. Arnaud Strasser, Antoine Marie Remi Lazars Giscard d'Estaing, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Fábio Schvartsman, Arnaud Strasser and Ulisses Kameyama. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 17, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.